Filed by Merrill Lynch & Co., Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: BlackRock, Inc.
Commission File No.: 001-15305
BlackRock’s International Business Post-Merger
A message from Rob Fairbairn, Head of Europe, Middle East & Africa (EMEA)/ Pacific, Merrill Lynch Investment Managers, Peter Fisher, Head of Asia, BlackRock, and Barbara Novick, Head of Account Management, BlackRock
BlackRock’s international business will combine the existing non-US businesses of both MLIM and BlackRock. Outside the US, the firm will manage over $300 billion of clients’ assets. For both firms, global expansion has been a key strategy over recent years. The combination of MLIM and BlackRock today encompasses offices in 17 countries and 23 cities outside the US. As well as investment centres in London, Edinburgh, Eindhoven, Tokyo, Melbourne and Sydney, we have a strong network of client servicing centres enabling us to deliver world class solutions and services locally to clients. Our operations fall into two broad categories of Retail and Institutional, representing a number of strong franchises. In particular, MLIM has developed a world class Retail capability, partnering with many distributors who have embraced open architecture. BlackRock’s strong Institutional presence with insurance companies, central banks and some of the largest pension funds around the world complements MLIM’s broad Institutional franchise.
The Executive Committee’s recent note outlined the operating model for the firm which would include a blending of the functional strength of BlackRock, with the regional focus of MLIM. Rob Fairbairn and Peter Fisher will be Chairman of EMEA Australia and Chairman of Asia, respectively. As a global firm, the combined organisation will deliver a broad range of investment management services and risk management solutions to clients. Both BlackRock and MLIM currently offer equity, fixed income, liquidity, real estate and alternative products, including many tailored mandates such as portable alpha and liability-driven investment strategies. Both firms’ approach has been to develop an understanding of each client’s needs and then work with them to implement an appropriate investment solution and service.
We are delighted to announce that James Charrington and Rich Kushel will co-head our international distribution and client servicing businesses. James and Rich are veterans of MLIM and BlackRock respectively, with proven skills in leadership and growing client businesses. Both have been instrumental in the success of our two firms internationally and are highly qualified to run our distribution businesses. James will have primary responsibility for Retail and Rich for Institutional.
The organisation will continue to have strong Regional and Country Heads who are responsible for working with James and Rich to ensure that we are customising products and client services to our best ability in each country.
The Retail Organisation

The Retail organisation, led by James, will operate as it does within MLIM today. The group will be responsible for over 10,000 clients representing $85 billion of assets. James’ management team will be as follows:

Continental Europe, Middle East & Africa (CEMEA)	-	Maarten Slendebroek
Asia Pacific Region (APR)	-	Simon Flood
UK	-	Richard Royds
ML Global Private Clients (GPC)	-	Armando Senra
Platinum Clients	-	David Graham
Investment Director	-	Graham Bamping
Client Marketing	-	Nuala Walsh
COO	-	Adrian Harris
See below for further details on Japan and Australia.
As we evaluate the product capabilities of both firms we look forward to introducing additional investment products for Retail investors.
The Institutional Organisation
Rich will lead the combined institutional organisation which currently includes clients located in 50 countries representing US$215 billion in client assets. His management team will be as follows:

EMEA	-	Andrew Dyson
Deputy Head of EMEA	-	Ryan Stork
APR	-	Winnie Pun
Latin America/Official Institutions	-	Juan Buendia
Australia	-	Damien Frawley
Japan	-	Hiro Arita
Platinum Clients	-	David Graham
COO	-	Matt Mosca
Members of the Institutional team will co-ordinate with specialists for financial institutions, global consultant relationships, product specialists and liquidity management to deliver the firm’s expertise to our clients.
Rich and his team will work with the Country Managers to develop a plan for client coverage in each country. We are excited to bring together a team of strong professionals with a proven ability to work with sophisticated clients in meeting their needs. We now have a unique opportunity to increase the combined firm’s focus on Institutional business.
APR, Japan and Australia
Simon Flood will be Regional Head of APR, in addition to his Retail role. Seiichi Fukuyama will be Head of our Japanese business and Vice Chairman of APR. Hiro Arita will be Deputy Head of Japan and overall Head of Distribution and Client Servicing for Institutional and Retail. In Australia Maurice O’Shannassy will run our combined operations, with Damien Frawley as Head of Distribution and Client Servicing. Hiro and Damien will have an additional reporting line to Rich. In addition, we have asked James to work with the Japanese and Australian teams to ensure their Retail businesses benefit from the expertise and experience in EMEA APR where relevant.
Key Cross Channel Roles
The international business will include senior professionals and responsibilities that cross channels and countries:

David Graham will continue in his role working with account managers and sales people to bring the full complement of the combined firm’s resources to the firms’ largest institutional and retail clients. Juan Buendia will continue to co-ordinate the Official Institutions efforts globally. Robert Hayes will continue to lead our efforts in the provision of strategic advisory services and solutions for both Institutional and Retail clients. Nuala Walsh, in addition to her Retail responsibilities, will head Brand Marketing for International, co-ordinating with her counterparts in other marketplaces to ensure that a consistent BlackRock image and message is portrayed externally in the Retail and Institutional channels. Paul Freeman will head product development and management for the International business.
Our vision of the industry and our long-term business plan reflects our view that the world is truly becoming flat. We see this every day in the capital markets and in working with our clients. The instantaneous electronic flow of information globally has forever changed the concepts of geographic boundaries. Likewise, this flow of information has also brought the retail investor closer to the institutional investor as more information is available in their decision-making process. BlackRock and MLIM have each developed successful businesses in markets around the world. Our goal is to build on our success and expand our presence by meeting our clients’ investment needs and delivering excellent client service on a local level. Over the next few weeks, these professionals who will comprise the international Management Team will be developing our plans for integrating MLIM and BlackRock’s distribution functions. We are very excited by the prospects for the future of the international business.
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In connection with the proposed transaction, BlackRock Inc. (“BlackRock”) intends to file a registration statement, including a proxy statement of BlackRock, and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about BlackRock and Merrill Lynch & Co., Inc. (“Merrill Lynch”), at the SEC’s Internet site (http://www.sec.gov).
Merrill Lynch, BlackRock and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BlackRock stockholders in respect of the proposed transaction. Information regarding Merrill Lynch’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated March 10, 2006, and information regarding BlackRock’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated April 28, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and the other relevant documents filed with the SEC when they become available.
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Cautionary Language Concerning Forward-Looking Statements
Information contained in this document may contain forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects and regulatory proceedings, transaction synergies, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s control, which affect the operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only to the date on which they are made, and may be impacted by a variety of factors that are beyond Merrill Lynch’s and BlackRock’s control. Merrill Lynch and BlackRock do not undertake to update these statements to reflect the impact of circumstances or events that arise after the date on which they were made. Investors should consult Merrill Lynch’s and BlackRock’s reports filed with the SEC for any additional information.